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                                                FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-111402

                               SSP SOLUTIONS, INC.

               PROSPECTUS SUPPLEMENT NO. 1 DATED JUNE 8, 2004
                     TO PROSPECTUS DATED JANUARY 23, 2004

         The prospectus of SSP Solutions, Inc. dated January 23, 2004 is supplemented to include the following updated information:

"SELLING SECURITY HOLDERS - PRIVATE PLACEMENTS IN WHICH THE SELLING SECURITY HOLDERS OBTAINED BENEFICIAL OWNERSHIP OF THE OFFERED SHARES" BEGINNING AT
PAGE 32 AND "PLAN OF DISTRIBUTION" BEGINNING AT PAGE 48 ARE REVISED TO REFLECT THE FOLLOWING:
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   SERIES A PREFERRED AMENDMENT AND MERGER AGREEMENT WITH SAFLINK CORPORATION
   --------------------------------------------------------------------------

         On March 22, 2004, we signed a definitive Agreement and Plan of Merger and Reorganization with SAFLINK Corporation, or SAFLINK, whereby we propose to merge with a wholly-owned subsidiary of SAFLINK and survive as SAFLINK's wholly-owned subsidiary. As conditions to the closing of the merger, among other things we must no longer have outstanding any preferred stock at the effective time of the merger and we must meet certain cash reserve requirements. In addition, should the merger not close, it is still important that we build cash reserves to pursue a number of important strategic initiatives that will help us reach our full potential. To facilitate conversion of all preferred shares into shares of our common stock, we have obtained stockholder approval of a Series A Preferred amendment. Additionally, we have made a special warrant offer as described below to assure meeting the cash reserve closing requirement and build cash reserves should the merger not close.

         Series A Preferred Amendment
         ----------------------------

         On May 13, 2004, we filed a definitive information statement relating to a proposed amendment to our Certificate of Designation, Preferences and Rights of Series A Preferred Stock. The amendment will add a new Article IV.F to the certificate of designation that will make each share of Series A Preferred automatically convertible, without any action on the part of the holder, into 10,000 shares of our common stock immediately prior to the effective time of the merger. As a result, at the effective time of the merger, we will have no shares of Series A Preferred outstanding and will be in a position to satisfy that condition to the closing of the merger.

         New Article IV.F will also provide that certain restrictions on convertibility of Series A Preferred provided for in the certificate of designation will not apply to automatic conversions under Article IV.F, such that all shares of Series A Preferred will be automatically converted immediately prior to the effective time of the merger.

         The only differences in the terms of the Series A Preferred before and after the amendment will be:

         o The Series A Preferred is not presently automatically convertible into common stock immediately prior to the effective time of the merger. Upon the filing of a certificate of amendment with the Secretary of State of Delaware, it will be so convertible; and

         o The Series A Preferred is not presently convertible into common stock to the extent that conversion would cause the holder, together with its affiliates, to beneficially own more than 4.99% of our outstanding common stock. This restriction will be removed, in as far as it pertains to automatic conversions immediately prior to the effective time of the merger, upon filing of a certificate of amendment with the Secretary of State of Delaware, such that the Series A Preferred will be automatically converted into shares of common stock regardless of the percentage of common stock ownership of the holders thereof and their affiliates after conversion.

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         Our board of directors unanimously approved the amendment and recommended its adoption by our stockholders by a unanimous written consent of the board effective as of April 15, 2004. The holders of a majority of the shares of our common stock and at least 75% of the shares of our Series A Preferred outstanding as of the record date, who include executive officers, affiliates of executive officers and major stockholders who have ongoing business and personal relationships with each other and communicate regularly (a total of five common stockholders and their affiliates and four Series A Preferred holders, one of whom is also a common stockholder, and their affiliates), approved the amendment by written consent dated effective as of April 23, 2004. Unless sooner abandoned by our board of directors, the certificate of amendment reflecting the amendment will be filed with the Secretary of State of Delaware, and therefore effective, no earlier than June 11, 2004.

         Special Warrant Offer
         ---------------------

         In order to raise funds need to satisfy the cash reserve requirement of the merger with SAFLINK and build cash reserves to pursue a number of important strategic initiatives that will help us reach our full potential should the merger not close, on June 8, 2004, we made a special warrant offer, or SWO, to holders of the A-1 warrants, A-2 warrants, September 2003 bridge warrants, April 2002 warrants, and the warrant issued to Integral Systems, Inc., which we collectively refer to below as the SWO warrants. The SWO primarily involves a reduction in the exercise prices of the SWO warrants held by those who participate in the SWO.

         Under the terms of the SWO, the exercise price of a participant's A-2 warrants will be reduced to $1.25 per share and the exercise price of a participant's A-1 warrants and September 2003 bridge warrants will be reduced to $1.00 per share, provided that the participant exercises all of the participant's A-2 warrants on or before June 21, 2004. Also, the exercise price of a participant's April 2002 warrants will be reduced to $1.00 per share, provided that the participant exercises all of the participant's April 2002 warrants on or before June 21, 2004. In addition, the exercise price of the Integral Systems warrant will be reduced to $1.00 per share, provided that Integral Systems exercises the warrant for cash in full on or before June 21, 2004. Except as specifically provided in the SWO, the terms of the SWO warrants will remain in full force and effect including, with respect to any SWO warrants that a participant does not exercise on or prior to June 21, 2004, an increase in the exercise price of the unexercised SWO warrants to $1.50 or $1.75 per share, as applicable, on July 22, 2004.

         Participants in the SWO waive any anti-dilution adjustments to the SWO warrants that might otherwise have become operable as a result of the SWO. In addition, the participants agree that between the date of their receipt of the SWO and the closing date of our proposed merger with SAFLINK Corporation, the participants will not sell short or otherwise take any short positions in our common stock or in SAFLINK Corporation's common stock.


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